SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 01/13

Copel’s electricity sales to final customers grew 5.4% in 2012

     The following analysis refers to Copel’s power market performance consolidated between January and December 2012 compared to the same period of 2011.

     Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.4% between January and December of 2012. The captive market consumed 23,234 GWh, growing by 3.5%, while Copel Geração e Transmissão’s free market has grown 52.8%, reaching 1,404 GWh in the same period.

	Energy Sold (GWh)
	4Q12	4Q11%		2012	2011	%
Captive Market - Copel Distribuição	5,936	5,597	6.1	23,234	22,454	3.5
Free Customers - Copel GeT	375	228	64.1	1,404	919	52.8
Energy Supply	6,311	5,825	8.3	24,638	23,373	5.4

Captive Market – Copel Distribuição

     The industrial segment consumed 7,391 GWh, down 1.0% in 2012. This result was mainly due to the decrease in industrial production, brought about by the effects of the global economic crisis, and the migration of large customers to the free market. At the end of December, this segment represented 31.8% of Copel’s captive market consumption, with the company supplying power to 86,717 captive industrial customers.

     The residential segment consumed 6,559 GWh, a growth of 5.4%, led by the higher credit and income growth, and by above average temperatures, mainly in the fourth quarter, wich increased power consumption. At the end of 2012, this segment represented 28.2% of Copel’s captive market consumption, with the company supplying power to 3,196,457 residential customers.

     The commercial segment consumed 5,048 GWh, a growth of 5.9%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 21.7% of Copel’s captive market consumption, with the company supplying power to 327,244 captive commercial customers.

     The rural segment consumed 2,025 GWh, growing by 8.2%, mainly due to the higher agricultural output in the State of Paraná during 2012. This segment represented 8.7% of Copel’s captive market consumption at the end of December, with the company supplying power to 372,640 rural customers.

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,211 GWh, up 4.2% in the period. These segments represented 9.6% of Copel’s captive market consumption, totaling 54,512 customers at the end of the period.

     The following table shows the captive market for each consumption segment:

	Number of Customers/ Agreements				Energy Sold (GWh)
	Dec/12	Dec/11%		4Q12	4Q11%		2012	2011	%
Industrial	86,717	80,771	7.4	1,857	1,863	(0.3)	7,391	7,467	(1.0)
Residential	3,196,457	3,089,619	3.5	1,691	1,534	10.3	6,559	6,224	5.4
Commercial	327,244	319,667	2.4	1,300	1,191	9.1	5,048	4,769	5.9
Rural	372,640	374,819	(0.6)	513	471	8.9	2,025	1,872	8.2
Other	54,512	52,058	4.7	575	538	7.0	2,211	2,122	4.2
Captive Market	4,037,570	3,916,934	3.1	5,936	5,597	6.1	23,234	22,454	3.5

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 2.7%, as shown by the following table:

	Number of Customers/ Agreements				Energy Sold (GWh)
	Dec/12	Dec/11%		4Q12	4Q11%		2012	2011	%
Captive Market	4,037,570	3,916,934	3.1	5,936	5,597	6.1	23,234	22,454	3.5
Concessionaries and Licensees	4	4	-	163	154	6.2	635	601	5.8
Free Customers*	89	31	187.1	815	730	11.6	3,020	3,139	(3.8)
Mercado Fio	4,037,663	3,916,969	3.1	6,914	6,481	6.7	26,889	26,194	2.7
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

It should be noted that the growth of Copel Distribuição’s grid market was affected by the migration of free large industrial consumers to the basic grid in late 2011. Excluding the effects of this migration, the grid would have shown growth of 4.7% in 2012.

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

Copel’s Consolidated Market The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers/ Agreements				Energy Sold (GWh)
	Dec/12	Dec/11%		4Q12	4Q11%		2012	2011	%
Copel DIS
Captive Market	4,037,570	3,916,934	3.1	5,936	5,597	6.1	23,234	22,454	3.5
Concessionaries and Licensees	4	4	-	163	154	6.2	635	601	5.8
CCEE (MCP)	-	-	-	-	99	-	33	341	(90.4)
Total Copel DIS	4,037,574	3,916,938	3.1	6,099	5,850	4.3	23,902	23,396	2.2
Copel GeT
CCEAR (Copel DIS)	1	1	-	331	340	(2.8)	1,316	1,327	(0.9)
CCEAR (other concessionaries)	37	36	2.8	3,626	3,675	(1.3)	13,780	14,139	(2.5)
Free Customers	15	8	87.5	375	228	64.1	1,404	919	52.8
Bilateral Agreements *	6	2	200.0	497	260	91.2	1,366	1,051	30.0
CCEE (MCP)	-	-	-	8	93	(91.4)	96	206	(53.5)
Total Copel GeT	59	47	25.5	4,837	4,596	5.2	17,962	17,642	1.8
Total Copel Consolidated	4,037,633	3,916,985	3.1	10,936	10,446	4.7	41,864	41,038	2.0
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, February 04, 2013

Gilberto Mendes Fernandes Chief Environment and Corporate Citizenship Officer and Interim CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55 41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.